SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                       RULES 13d-1(b) AND (c) AND (d) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 2)(1)

                             LIFERATE SYSTEMS, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE,
                              WARRANTS TO PURCHASE
                                COMMON STOCK, AND
                             UNITS COMPRISED OF ONE
                             SHARE COMMON STOCK AND
                                   ONE WARRANT
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                         (Title of Class of Securities)

                                   531936 10 2
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                                 (CUSIP Number)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)




-----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP NO. 531936 10 2                    13G                   PAGE 2 OF 6 PAGES


1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              David B. Johnson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

                       5.      SOLE VOTING POWER

       NUMBER OF                     128,715

        SHARES         6.      SHARED VOTING POWER

     BENEFICIALLY                    2,390,000(2)

     OWNED BY EACH     7.      SOLE DISPOSITIVE POWER

   REPORTING PERSON                  128,715

         WITH          8.      SHARED DISPOSITIVE POWER

                                     2,390,000(3)

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,518,715

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              18.9%



(2) Includes 1,990,000 shares owned by Betty Johnson, wife of David B. Johnson, and 400,000 shares owned by a foundation controlled by David B. Johnson.

(3) See footnote 2.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 531936 10 2                    13G                   PAGE 3 OF 6 PAGES


1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Betty Johnson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

                        5.      SOLE VOTING POWER

       NUMBER OF                      1,990,000

        SHARES          6.      SHARED VOTING POWER

     BENEFICIALLY                     528,715(4)

     OWNED BY EACH      7.      SOLE DISPOSITIVE POWER

   REPORTING PERSON                   1,990,000

         WITH           8.      SHARED DISPOSITIVE POWER

                                      528,715(5)

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,518,715

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              18.9%



(4) Includes 128,715 shares owned by David B. Johnson, husband of Betty Johnson, and 400,000 shares owned by a foundation controlled by David B. Johnson.

(5) See footnote 4.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 531936 10 2                    13G                   PAGE 4 OF 6 PAGES


12.     TYPE OF REPORTING PERSON*

              IN

ITEM 1(a).    NAME OF ISSUER:

                    Liferate Systems, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    P.O. Box 390353
                    Minneapolis, Minnesota  55439-0353

ITEM 2(a).    NAME OF PERSON FILING:

                    See Item 1 on cover page

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    c/o Miller, Johnson & Kuehn, Incorporated
                    5500 Wayzata Boulevard
                    Suite 800 - Eighth Floor
                    Minneapolis, Minnesota  55416

ITEM 2(c).    CITIZENSHIP:

                    See Item 4 on cover page

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

                    Common Stock, no par value, Warrants for the purchase of
              Common Stock, and Units comprised of one Warrant and one share of Common Stock.

ITEM 2(e).    CUSIP NUMBER:

                    See cover page

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

                    (a) |_| Broker or dealer registered under Section 15 of the
                            Act,
                    (b) |_| Bank as defined in Section 3(a)(6) of the Act,
                    (c) |_| Insurance Company as defined in Section 3(a)(19) of
                            the Act,
                    (d) |_| Investment Company registered under Section 8 of the
                            Investment Company Act,
                    (e) |_| Investment Adviser registered under Section 203 of
                            the Investment Advisers Act of 1940,

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 531936 10 2                    13G                   PAGE 5 OF 6 PAGES


                    (f) |_| Employee Benefit Plan, Pension Fund which is subject
                            to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE 13d-1(b)(1)(ii)(F),
                    (g) |_| Parent Holding Company, in accordance with Rule
                            13d-1(b)(ii)(G); SEE Item 7,
                    (h) |_| A savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act,
                    (i) |_| A church plan that is excluded from the definition
                            of an investment company under section 3(c)(14) of the Investment Company Act of 1940,
                    (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.       OWNERSHIP.

                     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                     (a)    Amount beneficially owned:

                                   See Item 9 on cover page

                     (b)    Percent of class:

                                   See Item 11 on cover page

                     (c)    Number of shares as to which such person has:

                            (i)    Sole power to vote or to direct the vote: See
                                   Item 5 on cover page

                            (ii)   Shared power to vote or to direct the vote:
                                   See Item 6 on cover page

                            (iii) Sole power to dispose or to direct the disposition of: See Item 7 on cover page

                            (iv) Shared power to dispose or to direct the disposition of: See Item 8 on cover page

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                     Not applicable

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CUSIP NO. 531936 10 2                    13G                   PAGE 6 OF 6 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    See Exhibit A indicating the members of the group.

                    See Exhibit B indicating the agreement of the group that this Schedule 13G is filed on their behalf.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2000


/s/ David B. Johnson                         /s/ Betty Johnson
------------------------------               ------------------------------
David B. Johnson                             Betty Johnson

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative, other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties for whom copies are to be sent.

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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CUSIP NO. 531936 10 2                    13G                            PAGE A-1


                                    EXHIBIT A


The following list identifies each member of the group filing this Schedule 13G:

1.    David B. Johnson
2.    Betty Johnson
3.    David B. Johnson Family Foundation

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CUSIP NO. 531936 10 2                    13G                            PAGE B-1


                                    EXHIBIT B


                                    AGREEMENT

       This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock Warrants to purchase Common Stock and Units comprised of one share of Common Stock and one Warrant of Liferate Systems, Inc. is being filed on behalf of each of the individuals named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 17, 2000



/s/ David B. Johnson                         /s/ Betty Johnson
------------------------------               ------------------------------
David B. Johnson                             Betty Johnson